EXHIBIT 2
Management Discussion and Analysis
The following discussion is a review of the financial performance and position of Claude Resources Inc. (“Claude”) for the years ended December 31, 2005, 2004 and 2003. The information in this management discussion and analysis is current to March 17, 2006. The discussion should be read in conjunction with the Company’s audited financial statements and notes to those statements. All amounts are expressed in Canadian dollars, except where otherwise indicated.
Overview
Claude Resources Inc. is a gold and oil & gas producer with shares listed on both the Toronto Stock Exchange and American Stock Exchange. The Company’s main revenue generating assets are the 100% owned Seabee gold mine, located in northern Saskatchewan, and working interests in oil and gas wells, an associated gas plant and gathering lines located in Alberta.
The Company’s primary mission is to grow into a 150,000 — 250,000 ounce per year gold producer. It follows four principal strategies to optimize its probability of success: maximizing the performance of its existing assets; aggressive exploration efforts — both advanced and grass roots; acquisition of new properties or mergers with other producers; and maintaining financial capacity.
Maximization of Existing Assets
Over the summer, the expansion of the Seabee mill was initiated. The increase from 550 tonnes to 1,100 tonnes per day will allow for greater flexibility in mine planning as well as ensure available capacity for tonnage from potential gold projects such as the Porky Lake and Santoy properties.
Improved petroleum and natural gas prices over the past two years have led to increased infill drilling on certain of the Company’s oil properties. The benefits of these expenditures have already been experienced with improved reserves.
Exploration
The majority of Claude’s gold exploration efforts focus on land positions within trucking distance of the Seabee mine. In 2005, the Company received the necessary permitting to extract two separate bulk samples on its wholly owned Porky Lake and Santoy properties. Success in either of these projects could increase production significantly.
At the Madsen, Red Lake, Ontario property, located in the prolific Red Lake gold camp, Placer Dome (“Placer”) has met the $8.2 million exploration expenditure required under the option agreement with Claude. It has until December 2006 to deliver a positive bankable feasibility study to fulfill its obligations and vest in the Madsen Joint Venture with a 55% working interest. Should Placer fail to deliver the feasibility study the property reverts back to Claude in its entirety. Either circumstance could have a significant impact on capital requirements and earnings.
Acquisition/Mergers
While its existing asset base does not make Claude dependent on mergers or acquisitions to achieve its objectives, the Company will consider strategically attractive opportunities.
Financial Capacity
The Company must build its cash reserves and maintain access to financial markets to ensure continued funding of exploration efforts and expansion of mining projects.

With expansion of the Seabee mill, funded and aggressive exploration programs, and the Porky, Santoy and Madsen advanced stage exploration properties, Claude is well positioned to realize its objectives over the longer term.
2005 Mining Operations
In 2005, the Seabee mine produced 44,600 ounces of gold from 236,400 tonnes of ore at a grade of 6.32 grams per tonne. This represented a significant improvement over 2004 when the Company produced 40,900 ounces from 186,900 tonnes at a grade of 7.15 grams per tonne.
Production in the first three quarters of 2005 was below forecast, averaging less than 10,000 ounces per quarter. Ore mined increased steadily through the final two quarters of the year, resulting in 15,100 ounces produced in the fourth quarter of 2005. This substantial improvement brought total production in 2005 to within 3% of the 46,000 ounces forecast.
Operating Statistics

	2005	2004	2003
Tonnes Mined	228,900	144,400	189,200
Tonnes Milled	236,400	186,900	208,900
Grade Processed (gpt)	6.32	7.15	7.95
Recovery (%)	92.86	95.21	94.71
Production Volume	44,600	40,900	50,600
Sales Volume	42,200	41,200	50,800
Total mine operating expenditures increased from $15.9 million in 2004 to $18.3 million this year. The 15% increase is attributable to the added costs associated with a 59% and 26% increase in tonnes mined and milled, respectively. As well, increased labour costs and general increases in consumables continue to impact operating margins.
Development costs during the year of $7.6 million were historically high, as maintaining mill throughput with stope grades performing at less than reserve estimates required the expedited development of additional working places. The main decline was developed down to the 790 metre level at the end of 2005 and will continue down to the 900 metre level in 2006. Should the underground drilling program below the No. 5 mine prove successful in laterally extending the Seabee ore body, expectations are that annual development requirements going forward will decrease.
2006 production at the Seabee mine is forecast at 48,000 ounces, a return to historic levels. Production is expected from the 2B, 2C and 161 ore bodies at depths between the 325 metre level and the 850 metre level.
In 2006, the Company will examine its mining technique at depth. Due to added ground pressure as the mine extends lower and the potential for added dilution, a long-hole stope on the 820 metre level will be tested. This has the potential to not only mitigate dilution but also reduce operating costs.
Claude is planning in excess of 50,000 metres of underground drilling at Seabee to replace 2006 production and expand reserves and resources. This drilling will be focused on extending the Seabee ore body at depth and laterally to the east. Two main diamond drill chambers were completed on the 550 level to test the 5-1 and 5-2 structures under the old No. 5 mine workings. Drilling will commence in the first quarter of 2006.
The Seabee mill expansion to 1,100 tonnes per day from 550 tonnes per day was largely completed by year-end. The expanded mill will accommodate processing of ore expected from satellite deposits within trucking distance.

Each year, reserves and resources at the Seabee mine are independently reviewed. At February 1, 2006, reserves were at 684,400 tonnes at 6.55 grams per tonne or 144,200 ounces. Resources were 1,499,700 tonnes at 8.86 grams per tonne or 427,200 ounces. Over the past 14 years, the Company has successfully upgraded 100% of its posted resources to reserves.
Seabee Mine - Mineable Reserves and Mineral Resources

		2005			2004			2003
	Tonnes	g/tonne	Ounces	Tonnes	g/tonne	Ounces	Tonnes	g/tonne	Ounces
Proven	395,600	6.18	78,600	400,500	6.37	82,000	187,400	7.72	46,500
Probable	288,800	7.07	65,600	332,200	7.53	80,400	487,300	7.39	115,800

Total Mineable Reserves	684,400	6.55	144,200	732,700	6.89	162,400	674,700	7.48	162,300
Inferred Mineral Resources(1)	1,499,700	8.86	427,200	1,406,200	8.16	368,900	1,987,000	8.45	539,800

(1) Mineral resources, all in the inferred category, stated after applying historic mining dilution factors.
Exploration
Claude continued to aggressively pursue its strategy of exploring for gold satellite deposits within trucking distance of the Seabee mill. Most of this year’s work was undertaken in the vicinity of the Seabee mine area, including the Porky Lake and Santoy Lake properties. Claude also completed work on the Jojay deposit in the La Ronge gold belt, and in the area of Claude’s Tartan Lake mine in Manitoba.
In the area surrounding Seabee mine, 79 holes were drilled for a total of 17,374 metres.
Santoy Lake Area
At Santoy Lake, Claude completed a delineation drilling program at the Santoy 7 and Santoy 8 and 8 East zones. The Santoy property is approximately 11 kilometres east of the Seabee mine. The 2005 program area included 68 diamond drill holes totaling 15,296 metres. This drilling was carried out to test the north-northwest plunge and dip extensions of the mineralized shear structures outlined in previous drill campaigns. During the fourth quarter geological data was compiled generating a map covering the area from Santoy Zones 6 and 7 to Zones 8 and 8 East.
Mineralization is hosted in siliceous shear zones with sulfide-chlorite-quartz veins and in silicified granitoid sills. It has been confirmed that the Santoy 8 shear zone is at least 380 metres long and up to 350 metres wide. The zone plunges to the northeast and is open at depth. Mineralized sections of this zone range in thickness from 1.5 metres to 30 metres. It is possible that the 8 zone and the adjacent 150 metre long, 100 metre wide 8 East zone are interconnected. Both zones are still open and more drilling will be conducted during the winter season of 2006 to establish the dip and strike extents.
Inferred Mineral Resources of 910,000 tonnes were outlined at Santoy Lake. The grade of this Inferred Resource is estimated at 6.10 grams per tonne with a top cut of 30 grams per tonne or 8.70 grams per tonne without cutting. The cut-off grade used was 3.00 grams per tonne over 1.5 metres (approximately 1.2 metres true width). A specific gravity of 2.8 was used based on Seabee mine practice.
In October 2005, the Company received a permit from the necessary regulatory agencies to erect a bridge over the Munro crossing and a permit to bulk sample the Santoy 7 zone. Road construction to Santoy commenced in the spring of 2005 but was set back by the delay in obtaining a government permit to build the bridge. The Company expects to complete the Santoy 7 zone bulk sample extraction during the latter half of 2006. Pending positive results of the bulk sampling, Claude expects to mine the Santoy 7 zone deposit in 2007.
Porky Lake Area
Approval to conduct bulk sampling of the Porky West zone was granted in early June and physical work has begun at the site with the collaring of the portal. Approximately 880 metres of decline is planned to the 130 metre level, from which a 5,000 tonne sample will be extracted. The underground bulk sampling program is underway to confirm grade, continuity and metallurgy of the gold mineralization. To date, the West zone has an estimated indicated resource of 90,000 tonnes grading 7.33 grams per tonne and an estimated inferred resource of 130,000 tonnes grading 5.00 grams per tonne. At the end of 2005, the ramp had advanced approximately 125 metres with the remainder of the program to be completed in 2006. Pending positive results of the bulk sampling, Claude expects to mine the Porky West deposit in 2007.
More than 1.5 million tonnes of resources were added to Claude’s resource inventory in the area beyond the Seabee mine:

Porky Lake Area Resources
Zone	Category	Tonnage	Grade (g/t)	Grams of Au	Troy Ounces
West	Indicated	90,000	7.33	659,700	21,200
	Inferred	130,000	5.00	650,000	20,900

Main	Indicated	160,000	7.50	1,200,000	38,600
	Inferred	70,000	10.43	730,100	23,500

Total	Indicated & Inferred	450,000	7.20	3,239,800	104,200

Santoy Lake Area Resources
Zone	Category	Tonnage	Grade (g/t)	Grams of Au	Troy Ounces
Santoy 7	Indicated	190,000	8.42	1,599,800	51,400
	Inferred	10,000	10.0	100,000	3,200
Santoy 8/8 East	Indicated	—	—	—	—
	Inferred	910,000	6.10	5,551,000	178,500

Total	Indicated & Inferred	1,110,000	6.53	7,250,800	233,100

Total Porky & Santoy Resources		1,560,000	6.72	10,490,600	337,300

Seabee Mine Area
Prospecting and follow up trenching was conducted in the immediate area of the Seabee mine. Gold bearing shear zones were found in a valley just north of the mine’s air strip at Herb Lake and Afghan Lake, respectively. These showings were found by following structures into areas of thick overburden and bog, stripping the overburden and then blasting a trench in the rock to provide samples. All three areas will be further explored by diamond drilling during 2006.
The east-west, metasediment hosted shear zone discovered in a valley just north of the mine’s air strip is a shear zone about 5 metres wide at surface and composed of sulphides and tourmaline in quartz veins with gold. Samples from trenching indicate a grade of 4.0 grams per tonne of gold over the 5 metres of shearing. A minimum of 600 metres of drilling is planned for this showing.
At Herb Lake, about 1.5 kilometres northwest of the Seabee mine head frame, a 4 metre wide shear zone in gabbro assayed 3.90 grams per tonne of gold over a 1 metre wide section. A mafic band off the main section of the shear returned two spectacular assays of 129 grams per tonne and 108 grams per tonne. At Afghan Lake, a 3 metre wide shear zone at the contact between gabbro and diorite contained a 0.5 metre wide zone grading 3.67 grams per tonne. An 800 metre diamond drill program to test the down dip extension of both the Herb Lake and Afghan Lake shears will begin in 2006.
Madsen
In 2005, Placer delivered its final 2004 exploration report for the Madsen property located near Red Lake, Ontario. (see March 30, 2005 press release “New High Grade Zones Discovered at Madsen” at www.clauderesources.com). The property is located at Madsen, Ontario in the prolific Red Lake gold camp. Placer did not conduct any field exploration on the Madsen property in 2005. By the end of 2004, Placer has spent a total of $8.6 million on the property, $400,000 more than required by the option agreement with Claude. As per the agreement, Placer has until December of 2006 to deliver a positive bankable feasibility study to fulfill its obligations and vest in the Madsen Joint Venture with a 55% working interest.
Oil & Gas
Claude produces crude oil, natural gas and natural gas liquids (NGLs) from properties in Alberta and Saskatchewan.
The Company has various non-operating working interests in oil, NGLs and natural gas in Alberta. These Alberta properties provide 96% of total production. The Nipisi Unit is a 173 well unitized oil field operated by Canadian Natural Resources Ltd. The Edson Gas Unit has 53 producing gas wells and an associated gas plant, all operated by Talisman Energy. In addition to these properties, the Company has interests in producing oil and gas wells at a number of other Alberta locations.
In Saskatchewan, the Company has a 75% working interest in six producing vertical oil wells along with a 33.75% interest in four producing horizontal wells.
Oil and NGLs sales volume for 2005 was 83,000 barrels, 9% lower than the 90,900 barrels sold in 2004. Gas volume declines were 16%, with volume levels decreasing from 796 MMCF in 2004 to 669 MMCF in 2005.
Operating costs increased 19% from $1.6 million in 2004 to $1.9 million this year. This was attributable to salt water disposal and emulsions treatment charges on the Zama property.
For 2006 the Company expects production decline percentages to improve, especially on the Nipisi, where seven infill wells were drilled in 2005.
Each year the Company has its proven and probable oil, NGLs and natural gas reserves evaluated independently. Crude oil and NGLs proved and probable reserves increased by 57% from 702,000 barrels at the end of 2004 to 1,099,000 at the end of this year. This increase is largely attributable to successful infill drilling on the Nipisi Unit and improved oil and NGLs prices. Natural gas reserves remained relatively unchanged at 8,900 MMCF. Natural gas reserve declines due to production were offset by much improved natural gas prices.

	2005	2004	2003
Reserves(1)

Crude oil and NGLs (mbbl)
Proved
Alberta	806	455	339
Saskatchewan	60	66	44

	866	521	383

Probable
Alberta	215	174	131
Saskatchewan	18	7	5

	233	181	136

Total	1,099	702	519

Natural gas (MMCF)
Proved
Alberta	7,539	7,167	5,861

Probable
Alberta	1,313	1,775	1,857

Total	8,852	8,942	7,718

Barrels of oil equivalent (mboe)
Proved	2,123	1,716	1,360
Probable	452	477	445

Total	2,575	2,193	1,805

(1)	Reserves at December 31, 2005, reviewed by Sproule Associates Limited using constant prices.

(2)	Conversion: 6 mcf = 1 boe

Results of Operations
For the year ended December 31, 2005, Claude recorded a net loss of $3.5 million, or $0.05 per share, compared to a loss of $.6 million, or $0.01 per share, in 2004 and earnings of $1.8 million, or $0.03 per share, in 2003. This year’s increased loss over 2004 was due to a combination of increased mine operating costs and non-cash charges, primarily depreciation and depletion, offset by a gain on the sale of certain investments and an income tax recovery related to the issuance of flow-through shares. The loss in 2004 versus 2003 earnings was due primarily to reduced gold revenue offset by improvements in mine operating costs.
Revenue
2005 versus 2004
Gross revenue for the year increased 7% from $32.2 million in 2004 to $34.3 million in 2005.
The Seabee mine contributed $23.1 million to revenue, a 3% improvement from the $22.5 million recorded in 2004. This improvement was largely a result of 1,000 more ounces sold during the year (2005 - 42,200; 2004 - 41,200). An 8% increase in the average US dollar gold price realized was almost entirely offset by the strengthening Canadian dollar and resulted in minimal improvement in Canadian dollar prices realized: 2005 - $548 (US $452); 2004 - $545 (US $419).
Production of 44,600 ounces for 2005 was 3% below the forecast of 46,000 ounces. This was largely due to fewer tonnes mined and milled combined with certain stoping blocks not performing to estimated reserve grade, primarily during the first three quarters of the year.
Gross oil, NGLs and natural gas revenues totalled $11.1 million in 2005, a 14% improvement from the $9.7 million in 2004. This increase was due to higher averaged realized prices, particularly towards the latter half of the year, partially offset by normal production declines. Corresponding increases in both Alberta crown royalties and overriding royalties mitigated the increase in net revenue.
The 2005 oil and NGLs sales volume of 83,000 barrels was 9% lower than the 90,900 barrels sold the previous year. The average realized price per barrel in Canadian dollar terms improved 6% to CDN $49.55 (US $40.94) in 2005 from CDN $46.92 (US $36.06) last year.
Natural gas volumes fell 16% from 796 MMCF in 2004 to 669 MMCF in 2005. The average realized price in Canadian dollar terms increased by 34% from CDN $6.51 (US $5.00) in 2004 to CDN $8.74 (US $7.22) this year.
Also significant is the much improved average Canadian dollar prices realized in January versus December of 2005. Oil, NGLs and gas improved from $55.77, $30.63 and $6.78 in January to $66.04, $42.40 and $11.60 in December, respectively.
2004 versus 2003
Gross revenue for the year fell 9% from $35.2 million in 2003 to $32.2 million in 2004.
Gold revenues fell 13% year over year from $25.8 million in 2003 to $22.5 million in 2004. Much of this was due to a 19% decline in sales volume, from 50,800 ounces in 2003 to 41,200 ounces in 2004. Partially offsetting the volume decline was the 7% improvement in average Canadian dollar gold price realized: 2004 - $545 (US $419); 2003 - $508 (US $362). Excluding the strengthening Canadian versus US dollar exchange rate, revenue growth would have increased an additional $1.8 million, or $0.03 per share.
Production in 2004 was 22% below budget. This was a result of reduced tonnes broken and then milled at grade below the mine’s long-term average. Grade decline was attributed chiefly to drill results from certain stoping blocks not translating when mined and milled. This led to fewer workplaces and reduced tonnes for mill feed.

Gross revenues from the Company’s oil, NGLs and natural gas properties improved 4% over 2003. This was largely due to stable production and improved average prices realized year over year. An increase in the Alberta properties overriding royalty reduced the gross revenue improvement effect as net oil and gas revenues remained relatively constant.
The 2004 oil and NGLs sales volume of 90,900 barrels was relatively unchanged from the 91,200 barrels sold in 2003. The minimal decline was due to drilling success at the Nipisi properties. The average realized price per barrel was $46.92 (US $36.06) in 2004 versus of $38.49 (US $27.43) in 2003. Excluding the foreign exchange rate impact, oil and NGLs revenue growth would have improved by an additional 8%.
Gas volumes fell less than 1% from 800 MMCF in 2003 to 796 MMCF in 2004. Although the average US dollar price realized improved 8%, the strengthening Canadian dollar resulted in little dollar value increase: 2004 — $6.51 (US $5.00); 2003 — $6.48 (US $4.62).
Expenditures
2005 versus 2004
A 59% and 26% increase in tonnes mined and milled for 2005 compared to 2004, resulted in a 15% increase in mine operating costs: 2005 - $18.3 million, 2004 - $15.9 million. As well, the Company is experiencing the industry-wide effects of increasing labour and consumable costs. Total cash costs per ounce increased from US $297 in 2004 to US $358 this year. This 21% increase was a result of the higher operating costs offset by the slightly improved sales volume. The strengthening Canadian dollar was responsible for US $25, of this year’s US $63 unit cost increase.
Oil, NGLs and gas operating costs increased to $1.9 million this year from $1.6 million in 2004. This was a result of salt water disposal and emulsion treatment charges on the Zama property - primarily the Keg River Unit.
General and administration expenditures remained relatively unchanged year over year. Interest and other items fell slightly, largely due to interest charges on the $5.0 million dollars borrowed in February 2005.
Depreciation and depletion of the Company’s gold assets was $9.7 million in 2005 compared to $6.0 million last year. Several factors contributed to the 62% increase: larger asset base used in calculations, more tonnes broken and milled in the year, and slightly declining reserve base. These higher non-cash charges together with the strengthening Canadian dollar led depreciation and depletion costs per ounce to increase from US $112 in 2004 to US $191 this year.
Depreciation and depletion of the Company’s oil and gas assets remained relatively unchanged, a result of the larger asset base used in the units of production calculation offset by the increased reserve base.
Total Cash Costs (1)  per Gold Ounce Sold

Years ended	2005	2004	2003
Cash operating costs (CDN $ millions)	$18.3	$15.9	$18.0
Divided by ounces sold	42,200	41,200	50,800

Total cash costs per ounce (CDN$)	$434	$386	$355

CDN $ Exchange Rate	1.2116	1.2997	1.4032
Total cash costs per ounce (US$)	$358	$297	$253

(1)	For an explanation of the use of non-GAAP performance measures refer to page 16.

2004 versus 2003
The 12% reduction in mine operating costs from $18.0 million in 2003 to $15.9 million in 2004 was partially a result of the shaft extension commissioned in November 2003 and the 24% and 11% decline in tonnes mined and milled, respectively. This was due to grade under-performance in certain stopes compared to reserve estimates, resulting in fewer working places and fewer tonnes mined and milled. Lower sales volume and the strengthening Canadian dollar led to in increases in total cash operating costs per ounce, from US $253 in 2003 to US $297 in 2004. The strengthening Canadian dollar was responsible for US $22 of the 2004 unit cost increase.
Oil and gas operating costs increased slightly from $1.3 million in 2003 to $1.6 million in 2004. This was attributed to the higher maintenance costs associated with aging property infrastructures.
General and administrative costs increased 8% year over year. Costs associated with the Company’s listing on the American Stock Exchange was a key factor in the increase. Interest and other items improved slightly and the provision for income tax, which represents large capital tax, improved due to changes in federal tax laws.
Depreciation and depletion of Claude’s gold assets was $6.0 million in 2004 compared to $5.4 million in 2003, the result of using a larger asset base in the calculation offset by fewer tonnes mined and milled in 2004. Depreciation and depletion costs per ounce in 2004 was US $112 versus US $75 in 2003, largely attributable to fewer ounces sold.
Depreciation and depletion of the Company’s oil and gas assets increased 40% from $.5 million in 2003 to $.7 million in 2004. This was due to the larger capital asset base used in the calculation offset by improved reserves.
Other Income
During the year, the Company disposed of a portion of its investment portfolio, realizing a gain of $1.4 million.
Income Taxes
The income tax recovery of $1.3 million was the estimated income tax benefit arising from the issuance of flow-through shares in 2004 and the subsequent renouncement of those expenditures in 2005.
Liquidity and Financial Resources
Cash flow from operations before net change in non-cash working capital items was $4.4 million in 2005, or $0.07 per share, compared to $6.2 million, or $0.10 per share, in 2004 and $7.7 million, or $0.14 per share, in 2003. This year’s 29% decrease over 2004 was due to lower contributions from the Seabee mine while reduced contributions from both gold and oil and gas assets resulted in the 19% decrease in 2004 over 2003.
Investing
Mineral property expenditures of $17.6 million in 2005 increased from $13.3 million in 2004 and $14.9 million in 2003. This year’s expenditures were comprised of the following: Seabee mine development of $7.6 million (2004 — $8.6 million, 2003 — $5.9 million); exploration costs, focusing on the Porky and Santoy Lake bulk sample projects of $4.4 million (2004 — $3.2 million, 2003 — $1.7 million); property, plant and equipment charges of $5.0 million (2004 — $.8 million, 2003 $6.2 million); Seabee mine tailings project of $.3 million; and the Tartan lake project of $.4 million. 2005 property, plant and equipment charges include mill expansion costs of $3.9 million. The expanded mill, initiated to mitigate ore grade volatility and accommodate the potential for additional ore from sources other than the Seabee mine, will be commissioned in 2006.
Oil and gas capital expenditures of $2.3 million during the year increased from $2.0 million in 2004 and

$1.8 million in 2003. Similar to last year, $1.3 million relates to drilling on both the Nipisi and Edson Units and $1.0 million relates to infrastructure costs on the Nipisi unit and Edson gas plant.
The Company received a promissory note in the amount of $14.0 million as part of the production royalty transaction (see Note 8 to consolidated financial statements). The Company sold a similar production royalty at the end of 2004 for $7.0 million.
During the year, the Company disposed of a portion of its investment in a public company for proceeds of $1.5 million. The Company holds shares in a number of publicly traded entities which have a book value of $.5 million and fair market value of $6.7 million at December 31, 2005.
Financing
Financing activities in 2005 included a private placement for the issue of 4,023,100 common shares at $1.00 per share and 4,547,273 common shares, issued on a flow-through basis for $1.10 per share, for gross proceeds of $9,025,000; and 1,999,999 common shares, issued on a flow-through basis for $1.05 per share, for gross proceeds of $2,100,000.
The Royalty Obligation of $14.0 million refers to the royalty payment received related to the production royalty transaction (see Note 8 to the consolidated financial statements). The Company sold a similar production royalty at the end of 2004 for $7.1 million.
In February 2005, for general working capital purposes and to assist in financing the mill expansion, the Company borrowed $5.0 million in the form of a demand loan bearing interest at 5.99%, repayable in monthly principal and interest payments of $96,514 and maturing in February 2010. The Company repaid $.7 million during the year.
The proceeds from a capital lease obligation relate to a 40-ton ore truck acquired for the Porky and Santoy Lake bulk samples. Repayments are in respect of this lease as well as an existing lease obligation relating to a diamond drill leased in 2002.
In 2006, the Company expects to meet its operating and capital cash flow requirements through a combination of operating cash flows, sale of portfolio investments and equity issues.
Contractual Obligations
The Company’s contractual and other obligations as at December 31, 2005 are summarized as follows:

	Payments/Commitments due by period
		Less than	2-3	4-5	More than
	Total	1 year	years	years	5 years
Contractual Obligation

Demand Loan	4,261,000	928,000	3,141,000	192,000	—
Interest on Demand Loan	565,000	230,000	333,000	2,000	—
Capital Lease Obligation	229,000	83,000	146,000	—	—
Office Lease	420,000	120,000	240,000	60,000	—
Flow-Through Expenditure	5,300,000	5,300,000	—	—	—
Royalty Obligation(1)	21,112,000	599,000	2,517,000	2,635,000	15,361,000

	31,887,000	7,260,000	6,377,000	2,889,000	15,361,000

(1) To repay this Royalty Obligation, funds are available from the Promissory Note.

Contingency
Pursuant to a Notice of Contravention issued by Saskatchewan Labour, Occupational Health and Safety Division, dated March 17, 2003, the Company was ordered to reinstate three workers and reimburse them for lost pay and benefits. The contravention alleges that the Company dismissed these employees contrary to the Occupational Health and Safety Act. The contravention was appealed to the Executive Director, an adjudicator and subsequently to the Court of Queen’s Bench. In September, 2005, the Court of Queen’s Bench agreed with the Company’s position, allowing the appeal and setting aside the contravention. This Court’s decision is currently under appeal by the plaintiffs. The amount of potential loss may involve payment of approximately 18 months in back pay to each of the employees and will be recognized in earnings at the time of settlement, if any. Management is of the opinion these claims are without merit.
Derivative Instruments and Hedging Activities
To mitigate the effects of price fluctuations in revenues, Claude may undertake hedging transactions, from time to time, in respect of foreign exchange rates and the price of gold.
At December 31, 2005, the Company had no outstanding forward gold contracts. At December 31, 2004, the Company had outstanding forward gold contracts related to 2005 production of 4,000 ounces at an average price of US $417 per ounce. At December 31, 2003, the Company had outstanding forward gold contracts related to 2004 production of 6,000 ounces at an average price of US $388 per ounce.
At December 31, 2005, the Company had no outstanding foreign exchange contracts. At December 31, 2004, the Company had outstanding foreign exchange contracts to sell US $5.5 million at an average exchange rate of 1.2611 CDN$/US$. At December 31, 2003, the Company had outstanding foreign exchange contracts to sell US $9.8 million at an average exchange rate of 1.3446 CDN$/US$.
Accounting Estimates
Claude’s significant accounting policies are contained in Note 1 to the consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining the Company’s financial results.
Reserves
The Company engages independent professional consultants to evaluate its mineral reserves as well as its proved and probable oil, NGLs and natural gas reserves. Estimation of reserves involves the exercise of judgment. Forecasts are based on geological, geophysical, engineering and economic data, all of which are subject to many uncertainties and interpretations. The Company expects that over time reserve estimates may be revised upward or downward based on updated information. Such information may include revisions to geological data or assumptions, a change in economic data, and the results of drilling and exploration activities. Reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depreciation and depletion. In addition, changes in reserve estimates, gold or petroleum prices, and future operating and capital costs can have a significant impact on the impairment assessments of the assets.
Asset Retirement Obligations
Claude’s mining, exploration and development activities are subject to various levels of federal and provincial law as well as environmental regulations, including requirements for closure and reclamation. Management judgment and estimates are made when estimating reclamation and closure costs. In some cases, these costs will be incurred many years from the date of estimate. Estimates may be revised as a result of changes in government regulations or assumptions.

Shrinkage Stope Platform Costs
The Company utilizes shrinkage stoping as its primary mining method to mine the Seabee mine orebody. Under this method, ore used as a working platform to access and mine further ore is valued at the lower of cost and net realizable value, and recorded as shrinkage stope platform costs on the balance sheet. This broken ore is reclassified to inventory once removed from the stope and taken to surface. If actual tonnage and grade vary significantly from estimates or if the price of gold declines such that the timing of processing the ore is affected, there could be a material impact on the profitability of mining operations.
Risk Management
Claude’s profitability is dependent on several factors: the quantity of gold and oil & gas produced, related commodity prices, operating costs, capital expenditures, exploration levels and environmental regulations.
Inherent Exploration and Mining Risks
The exploration for and development of mineral deposits involves significant risks, which even the combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to guarantee that current or future exploration programs on existing mineral properties will establish reserves. Whether an orebody will continue to be commercially viable depends on a number of factors. These include particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as metal prices, which cannot be predicted and have been highly volatile in the past.
Non-Operator Status of Oil and Gas Properties
All of Claude’s Alberta oil and gas properties are operated by others, as such, the Company has little or no control over the operation of these assets. The Company relies on the operators to ensure they are following best industry practices and thereby mitigating potential risks. The risk factors inherent in the Company’s oil and gas operations are similar to those of its gold operations.
Gold Price Volatility
The economics of developing gold properties is affected by many factors, from cost of operations to variations in the grade of ore mined and the price of gold. Depending on the price of gold, the Company may determine that it is impractical to commence or continue commercial production. The price of gold has fluctuated in recent years. During the year ended December 31, 2005, the market price for gold ranged from a low of US $411 to a high of US $537, with an average price of US $445.
Any significant drop in the price of gold adversely impacts Claude’s revenues, profitability and cash flows. Also, sustained low gold prices may cause the cessation of new mining projects; decrease the amount of capital available for exploration activities; reduce existing reserves by rendering blocks with grades marginally above mine cut-off uneconomic; or cause the write-off of an asset whose value is impaired by the low price of gold.
Foreign Exchange Risk
The price of gold and oil & gas is denominated in US dollars and, accordingly, Claude’s revenues from operation of the Seabee mine are denominated and received in US dollars. As a result, fluctuations in the US dollar against the Canadian dollar could result in unanticipated changes in the Company’s financial results, which are reported in Canadian dollars. During the year ended December 31, 2005, CDN$/US$ exchange rate ranged from a low of $1.1507 to a high of $1.2704, with an average of $1.2116.
Ore Reserves and Ore Grade Estimates
Claude has assessed its mineral reserves and mineral resources, and while the Company believes that the calculation methods used are appropriate, such calculations are estimates. As well, estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. The indicated level of recovery of gold or other minerals may not be realized. Market price fluctuations of gold or other minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors related to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.
Environmental Risk
In connection with its operations and properties, Claude is subject to extensive and changing environmental legislation, regulation and actions. The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation is generally toward stricter standards, a trend that is likely to continue in the future. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays. It may also materially affect Claude’s results of operations and business, or cause material changes or delays in the Company’s intended activities.
Unfavourable Government Regulatory Changes
Claude is affected to varying degrees by government regulations that relate to mining operations, the acquisition of land, pollution control and environmental protection, safety, production and expropriation of property. Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations. Failure to comply with conditions set out in any permit or failure to comply with applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities.
Operations may also be affected by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine safety.
Access to Funding
Claude’s ability to continue or expand its production, exploration and development activities depends in part on its ability to generate revenues from its operations or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or other means.
If the Company fails to meet its ongoing obligations on a timely basis it could result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties. In addition, management estimates that, after the completion of the bulk samples at the Porky and Santoy properties, $2.0 million to $2.5 million is the minimum exploration expenditure required to fulfill Claude’s intended exploration programs.
As a result of two flow-through share agreements entered into in 2005, the Company is required to expend $7.1 million in qualifying Canadian Exploration Expenses, as defined by the Canadian Income Tax Act, prior to December 31, 2006. At December 31, 2005, $5.3 million remains to be incurred.
For general working capital purposes and to finance the mill expansion, the Company raised $5.0 million via a demand loan during the first quarter of 2005. In December, the Company leased a 40 ton haul truck to be used on the Porky and Santoy Lake property bulk samples.
Industry Competition
Claude’s business is intensely competitive. The Company necessarily competes with other mining companies, some of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral-rich properties that can be developed and produced economically. There is also competition for the technical expertise to find, develop and produce such properties; the labour to operate them; and the capital to finance their development.
If the Company is unable to compete with other mining companies for these mineral deposits, it could have a material adverse effect on Claude’s results of operations and business.
Title to Company Properties
Acquisition of title to mineral properties is a very detailed and time-consuming process. Claude has investigated title to all of its mineral dispositions and has obtained title opinions with respect to its most significant properties. To the best of the Company’s knowledge, titles to all properties are in good standing. For the Madsen properties, Claude has searched title records for any and all encumbrances. For the Seabee property, the Company has examined disposition search abstracts from Saskatchewan Industry & Resources as well as made inquiries and reviewed lease files from the department. It has also received confirmation from Saskatchewan Environment.
The title to the Company’s properties could be challenged or impugned. The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.
Insurance
In the course of exploration, development and production of mineral properties, certain risks may occur, in particular, unexpected or unusual operating conditions such as rock bursts, cave-ins, fire, flooding and earthquakes. It is not always possible to fully insure against such risks and Claude may decide not to insure as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increased costs and a decline in the value of the Company’s securities.
Outlook
For 2006, Claude’s gold sales volume is expected to improve over 2005 actuals by 14% to approximately 48,000 ounces, with mine operating costs budgeted at $18.4 million. Depreciation and depletion on gold assets is budgeted to increase by 10% to $10.7 million if targeted tonnes mined and milled are attained. Capital expenditures for mineral properties are budgeted as follows:
•	development costs similar to 2005 at $7.3 million, this amount could be less should the underground drilling program prove successful and allow development to proceed laterally rather than to depth;

•	infrastructure costs should decline substantially as the mill expansion will be complete;

•	exploration costs, funded by two separate flow-through share issues, should be approximately $5.0 — $6.0 million. This amount continues to be larger than historical averages, as the Company expects to complete the extraction of two separate bulk samples at the Porky Lake and Santoy Lake properties and continues to aggressively drill targets in and around the Seabee mine.
Oil and gas revenues are expected to remain similar to 2005. Operating costs for 2006 are also expected to remain constant or improve slightly. In 2006, oil and gas capital expenditures should be approximately $1.5 million. Depreciation and depletion costs should remain the same as 2005.
By the fourth quarter, the Company expects to be in a position to process tonnes from the Porky and Santoy bulk samples. Success at either or both projects could lead to a production increase as early as the first quarter of 2007.

Key Sensitivities
Earnings from Claude’s gold and oil & gas operations are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow, based on assumptions comparable to 2005 actuals, are as follows:
Gold
For a US $10 price movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $.6 million, or $0.01 per share. For a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $.3 million.
Oil & NGLs
For a US $5 price movement in oil price per barrel, earnings and cash flow will have a corresponding movement of CDN $.5 million, or $0.01 per share. For a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $.04 million.
Gas
For a US $1 price movement in gas price per MCF, earnings and cash flow will have a corresponding movement of CDN $.8 million, or $0.01 per share. For a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $.01 million.
Fourth quarter Results and Selected Financial Information
Claude recorded net earnings of $1.0 million, or $0.01 per share, after a $1.4 million gain on the sale of investments. This compares to a net loss of $.3 million, or 0.00 per share, for the same period last year. Cash flow from operations before net change in non-cash working capital items of $2.1 million, or $0.03 per share, during the quarter is relatively unchanged from the $2.0 million, or $0.03 per share, recorded for the fourth quarter of 2004.
Total revenue generated for the fourth quarter of 2005 was $11.4 million, 30% higher than the $8.8 million reported for the same period in 2004. The Seabee mine contributed $7.9 million to revenue for the period, a 25% improvement over the $6.3 million reported last year and a 65% increase over revenue generated in the third quarter of 2005. Fourth quarter 2005 gold sales volume and production volume improved over same quarter 2004 volumes by 23% and 42%, respectively. This is attributable to a 38% quarter over quarter improvement in tonnes mined, which led to 42% more tonnes milled. The average realized gold price for the quarter was CDN $569 (US $485) compared to CDN $560 (US $459) for the same quarter in 2004.
Oil and gas revenues for the quarter improved significantly from $2.5 million in 2004 to $3.4 million this quarter. This was a combination of normal production decline offset by 14% and 81% improvements in Q42005 over Q42004 average Canadian dollar oil and NGLs and gas prices realized, respectively.
Mine operating costs for the quarter were $5.8 million, a 35% increase from the $4.3 million recorded for the comparable period in 2004. This was due largely to incremental costs required to mine and mill, 38% and 42% more tonnes than in the same period of 2004, respectively. The combination of improved sales volume, higher operating costs and a stronger Canadian versus US dollar led to a 13% increase in cash operating costs per ounce (Q42005 — US $355; Q42004 — US $313).
Oil and gas operating costs increased by 50%, from $.4 million in the fourth quarter of 2004 to $.6 million for this year’s comparable period, primarily as a result of increased salt water and emulsion charges on the Zama property.

Quarterly Information

	December 31		September 30		June 30		March 31
Unaudited ($millions)	2005	2004	2005	2004	2005	2004	2005	2004
Gold sales	7.9	6.3	4.8	5.0	4.8	5.8	5.5	5.4
Oil and gas sales	3.4	2.5	2.5	2.6	2.7	2.3	2.5	2.3
Net earnings (loss)	1.0	(0.3)	(2.9)	0.2	(1.9)	(0.1)	.3	(0.4)
Net earning (loss) per share (1)	0.01	—	(0.04)	—	(0.03)	—	—	(0.01)
Average realized gold price (CDN$)	569	560	542	550	529	529	539	543
Ounces sold	13,900	11,300	8,900	9,200	9,100	10,900	10,300	9,900
Tonnes mined	61,100	44,200	73,000	53,500	45,800	15,300	48,900	31,400
Grade broken	6.35	7.09	8.30	7.91	4.94	4.86	7.58	9.48
Tonnes milled	66,400	46,600	60,500	46,100	55,400	47,500	54,200	46,700
Ounces produced	15,100	10,600	8,900	9,400	9,500	10,800	11,200	10,100
Grade processed (gpt)	7.60	7.45	4.96	6.60	5.69	7.41	6.93	7.11
Cash cost per ounce (2) (US$oz)	355	313	393	250	377	295	319	324
CDN$/US$Exchange	1.1733	1.2207	1.2014	1.3072	1.2391	1.3595	1.2270	1.3178

(1)	Basic and diluted

(2)	For an explanation of our use of non-GAAP performance measures refer to “Non-GAAP Performance Measures”.
The financial results for the last eight quarters reflect the following general trends: improvement in average realized gold prices partially offset by the strengthening Canadian dollar; constant gold sales volumes - a combination of more tonnes processed at a lower grade; constant oil and gas sales - a combination of higher realized prices offset by normal production declines; higher cash costs per ounce - a result of increased operating costs due to increased tonnes mined and milled; and higher depreciation and depletion charges - attributable to a larger asset base, more tonnes mined and milled and a slightly declining reserve base.

	Dec 31/05	Dec 31/04	Dec 31/03
Gross revenues	34,263	32,215	35,175
Nets earnings (loss)	(3,505)	(598)	1,798
Net earnings (loss) per share, basic and diluted	(0.05)	(0.01)	0.03
Total Assets	94,878	65,946	51,817
Total long-term financial liabilities(1)	20,669	6,974	59

(1)	Includes a $20.5 million royalty obligation which is funded by a promissory note receivable.
Balance Sheet
The Company’s total assets were $94.9 million at December 31, 2005 compared to $65.9 million at year-end 2004. The increase is mostly attributable to investments at the Seabee mine as well as the promissory note received on the sale of a production royalty (see Note 8 to the consolidated financial statements).
The long-term debt amounting to $.2 million relates to capital lease obligations. The Company has a $4.3 million loan outstanding. As it is a demand loan, the entire amount has been classified as a current asset for accounting purposes. As a result, working capital fell 27% from $9.4 million at December 31, 2004 to $6.9 million in 2005.
Shareholder’s equity for the year ended December 31, 2005 increased by $5.9 million. The increase reflects a net loss of $3.5 million, an increase to share capital of $9.1 million that was due primarily to two separate private placements in the year, and a $.3 million increase to contributed surplus that relates to the expensing of stock options during the year.
Outstanding Share Data
At December 31, 2005, there were 72.5 million common shares outstanding. In addition, there were 2.8 million employee stock options and 3.5 million warrants outstanding with exercise prices ranging from $.53 to $3.05 per share and $1.10 to $3.00 per share, respectively.

Disclosure Controls and Procedures
As of December 31, 2005, the Company evaluated its disclosure controls and procedures as defined under Multilateral Instrument 52-109. This evaluation was performed by the Chief Executive Officer and the Chief Financial Officer with the assistance of other Company employees to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.
Recent Accounting Pronouncements
In January 2005, the CICA issued new standards for the reporting and display of comprehensive income, whereby unrealized gains and losses on financial assets that will be held as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of cash flow hedging instruments, will be recorded in the Consolidated Statement of Other Comprehensive Income until recognized in the Consolidated Statement of Earnings. Other comprehensive income will form part of shareholders’ equity. These standards are effective for interim and annual information statements for Claude’s fiscal years beginning January 1, 2007. The impact of implementing these new standards is not yet determinable as it is dependent on Claude’s outstanding investment positions, hedging strategies and market volatility.
In January 2005, the CICA issued revised standards requiring an enterprise to present a separate component of equity for each category of equity that is of a different nature. These standards are effective for interim and annual financial statements for Claude’s fiscal years beginning January 1, 2007. Claude does not anticipate that the adoption of this standard will have a material impact on its consolidated financial statements.
In January 2005, the CICA issued new standards which specify the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. Fair value hedges, cash flow hedges and hedges of a net investment in a foreign operation are permissible under the new section. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk and recorded in net earnings. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash flow hedging relationship, the effective portion of the change in fair value of the hedging derivative will be recognized in other comprehensive income. The ineffective portion will be recognized in net earnings. The amounts recognized in accumulated other comprehensive income will be reclassified to net earnings in the periods in which earnings are affected by the variability in the cash flows of the hedged item. These standards are effective for interim and annual financial statements for Claude’s fiscal years beginning January 1, 2007. The impact of implementing these new standards is not yet determinable as it is dependent on Claude’s outstanding hedge positions, hedging strategies and market volatility.
In April 2005, the CICA issued revised standards addressing the presentation and disclosure of financial instruments and non-financial derivatives. These standards are effective for interim and annual financial statements for Claude’s fiscal years beginning January 1, 2007. The impact of implementing these new standards is not yet determinable as it is dependent on Claude’s outstanding hedge positions, hedging strategies and market volatility.
In June 2005, the CICA issued Handbook Section 3831, which provides revised standards on non-monetary transactions requiring that all non-monetary transactions be measured at fair value unless certain criteria are met. These standards are effective for all non-monetary transactions initiated after January 1, 2006. Claude does not anticipate that the adoption of this standard will have a material impact on its consolidated financial statements.
Non-Gaap Performance Measures
The Company reports its operating, depreciation and depletion costs on a per-ounce basis, based on uniform standards developed by the Gold Institute. Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee mine. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow Gold Institute standards.
Cash flow from operations is cash from operations before the net change in non-cash working capital items. Cash flow from operations per common share is determined by dividing the cash flow from operations by the weighted average number of common shares outstanding during the year. Management uses this measure to analyze the cash generated by its operations. These measures are not necessarily indicative of operating profit or cash from operations as determined under Canadian GAAP. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies.
Caution Regarding Forward-Looking Information
This MD&A contains “forward-looking statements” that are based on Claude Resources’ expectations, estimates and projections as of the dates the statements were made. Generally, these forward-looking statements can be identified by the use of terminology such as “outlook”, “anticipate”, “project”, “forecast”, “target”, “believe”, “estimate”, “expect”, “intent”, “should”, “could” and similar expressions. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to, gold price and foreign currency exchange rate volatility and to uncertainties and costs related to: exploration and development activities, production rates, cash and total costs of production, or the ability to obtain necessary permitting or financing.
A discussion of these and other factors that may affect Claude Resources’ actual results, performance, achievements or financial position is contained in the filings by Claude Resources with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.
This list is not exhaustive of the factors that may affect Claude Resources’ forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on forward-looking statements. Claude Resources does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities law.
Additional Information
Additional information related to the Company is available at www.sedar.com and www.clauderesources.com.